FOR IMMEDIATE RELEASE	TSX: SLW
August 2, 2016	NYSE: SLW

SILVER WHEATON INCREASES ITS
GOLD STREAM FROM THE SALOBO MINE AND
REVISES PRODUCTION GUIDANCE

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that its wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. (“SWC”), has agreed to acquire from a subsidiary of Vale S.A. ("Vale") (NYSE:VALE) an additional amount of gold equal to 25% of the life of mine gold production from its Salobo mine, located in Brazil. This acquisition is in addition to the 50% of the Salobo gold production that SWC is currently entitled to. SWC will pay upfront cash consideration of US$800 million for the increased gold stream and the 10 million Silver Wheaton common share purchase warrants previously issued to a subsidiary of Vale will be amended to reduce the strike price from US$65 to US$43.75 per common share1. In addition, SWC will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment now commencing in 2019 on the entire 75% stream) and the prevailing market price for each ounce of gold delivered under the agreement.

TRANSACTION HIGHLIGHTS

•	Provides immediate and long-term production and cash flow

•	SWC will receive an additional 25% of the gold production from Vale’s Salobo mine, entitling SWC to a total of 75% of the life-of-mine gold production from the mine.

•	Immediately increases Silver Wheaton's consolidated production and cash flow profile as Salobo gold production is expected to average approximately 300,000 ounces per year in total between 2016 and 2020, of which SWC will be entitled to 75% as of the effective date of July 1, 2016.

•	Increases Silver Wheaton’s consolidated estimated Proven and Probable gold reserves by 3.2 million ounces, Measured and Indicated gold resources by 0.7 million ounces, and Inferred gold resources by 0.4 million ounces.

•	At current production rates, Proven and Probable reserves are sufficient to support 50 years of mine life, with excellent potential to further extend the mine life.

•	Increases Silver Wheaton’s gold growth profile

•	With the additional stream from Salobo, Silver Wheaton’s estimated attributable gold production in 2016 is now forecast to be 305,000 ounces, and estimated average annual attributable gold production over the next five years (including 2016) is anticipated to be approximately 330,000 ounces per year.

“The Salobo mine is a cornerstone asset for Silver Wheaton and should be for generations to come,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “We did not hesitate at the opportunity to increase our exposure to a mine with one of the lowest copper cash costs in the world, 50 years of mine life on reserves alone, and what we believe to be substantial exploration and expansion potential. As we have said on numerous occasions, Salobo is the ideal asset for the streaming model, as it is primarily a base metal producer where precious metals represent only a relatively small portion of the mine’s overall revenues.”

“The addition of another 25% gold stream from Salobo further adds to Silver Wheaton’s robust cash flow. Given the quality of the portfolio, with over 90% of our production coming from mines in the lowest half of their respective cost curves, and the expected production profile over the next five years, Silver Wheaton is very comfortable financing this transaction using cash on hand and our existing revolving credit facility. Based on our guidance and current commodity prices, the upfront payment represents slightly more than one year of anticipated cash flow. The strength of our cash flow potential speaks volumes about the streaming model in general and the unparalleled quality of Silver Wheaton’s portfolio in particular.”

TRANSACTION TERMS

•	The existing gold purchase agreement has been amended and restated to provide for the additional 25% stream, with SWC now receiving 75% of the life- of-mine gold production from this mine.

•	SWC will be entitled to all attributable gold production for which an off-taker payment is received after July 1, 2016.

•	SWC will pay a wholly-owned subsidiary of Vale upfront cash consideration of US$800 million for the increased gold stream as an advance payment against the purchase price for the sale of gold to SWC.

•	In addition, subject to the approval of the Toronto Stock Exchange, the 10 million Silver Wheaton common share purchase warrants, initially issued on February 28, 2013 and expiring on February 28, 2023 entitling a wholly-owned subsidiary of Vale to purchase one common share of Silver Wheaton for each whole warrant upon payment of US$65 per common share (subject to the terms of the warrant indenture) will be amended such that the per common share strike price will be decreased from US$65 to US$43.75. The amended warrants will become effective on August 16, 2016. Neither Vale nor its wholly-owned subsidiary is an insider of Silver Wheaton.

•	SWC will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment now commencing in 2019 for the Salobo stream) and the prevailing market price, for each ounce of gold delivered under the agreement. The terms of the existing gold stream on Salobo were modified so that the annual inflation adjustment that was scheduled to start in 2017 will now start in 2019.

•	Gold deliveries for the entire 75% gold stream will be the obligation of a wholly owned subsidiary of Vale, but will be guaranteed by Vale and the direct holder of Salobo, Salobo Metais S.A.

•

Mill throughput at the Salobo mine is currently 24 million tonnes per annum (“Mtpa”). If throughput capacity is expanded within a predetermined period and depending on the grade of material processed, SWC will be required to make an additional payment to Vale, relative to the 75% stream, that now ranges from US$113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to US$953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. For example, if Salobo is expanded to 36 Mtpa between 2021 and 2025, the expansion payment would range between US$514 million and US$692 million.

FINANCING THE ACQUISITION

Silver Wheaton intends to use cash on hand together with proceeds available under the Company's US$2 billion revolving credit facility (“Revolving Facility”) to pay the upfront cash payment of US$800 million. The Revolving Facility has a maturity date of February 27, 2021.

ABOUT THE SALOBO MINE

According to Vale’s public filings, the Salobo mine, located in the Pará state of Brazil, is the largest copper deposit in Brazil. This low-cost copper-gold mine was commissioned in November 2012 with a design throughput capacity of 12 Mtpa and subsequently expanded to 24 Mtpa of mill capacity in mid-2014. The mine is well-positioned relative to infrastructure and is connected to the national power grid.

The Salobo mine has total estimated Mineral Reserves of 1.157 billion tonnes grading 0.67% copper and 0.35 g/t gold2, and, along with additional Mineral Resources, also has substantial exploration and expansion potential. The acquisition of an additional 25% life of mine gold stream adds an estimated 3.2 million ounces of Proven and Probable Mineral Reserves, 0.7 million ounces of Measured and Indicated Mineral Resources, and 0.4 million ounces of Inferred Mineral Resources attributable to Silver Wheaton. Total estimated attributable Mineral Reserves and Mineral Resources for the now 75% life-of-mine gold stream are detailed in the table below.

Vale has indicated that it intends to re-initiate an exploration program at Salobo as early as 2017 that will include additional exploration drilling.

SILVER WHEATON ANNOUNCES NEW PRODUCTION GUIDANCE

Silver Wheaton is pleased to provide its updated one-year and long-term production guidance, which incorporates the additional 25% life-of-mine gold stream on the Salobo mine. In 2016, Silver Wheaton’s estimated attributable gold production is now forecast to be 305,000 ounces, up from 265,000 ounces previously, and estimated average annual attributable gold production over the next five years (including 2016) is anticipated to be approximately 330,000 ounces of gold per year, up from 260,000 ounces. Silver production in 2016 is now forecast to be approximately 32 million ounces, down slightly from 32.8 million ounces previously guided as production from San Dimas and Peñasquito is expected to be lower offset in part by better than expected production from Antamina. Average annual silver production over the next five years (including 2016) remains unchanged at 31 million ounces per year.

Given the strong performance of the silver price year to date, the gold:silver ratio has contracted substantially since Silver Wheaton originally released silver equivalent production guidance for the year. Previous guidance was based on a gold:silver ratio of 80:1. Given the recent volatility of both gold and silver prices, Silver Wheaton will now provide production guidance on both a silver equivalent basis (SEO) and gold equivalent basis (GEO). As such, and based on the average LBMA gold and silver price for the first half of 2016 ($1,234 and $16.27, respectively)3, Silver Wheaton is now forecasting 2016 production of 55 million SEOs or 730,000 GEOs, and production over the next five years (including 2016) is forecast to average 56 million SEOs per year or 740,000 GEOs per year.

Over the next five years, forecast production growth from Salobo, Peñasquito and Constancia is expected to be offset by the cessation of production from assets with fixed terms. In particular, the 10-year-term contract on Capstone Mining’s Cozamin mine, acquired with Silver Wheaton’s 2009 acquisition of Silverstone, expires in April 2017. In addition, Silver Wheaton’s streaming agreement with Barrick regarding Pascua-Lama provides the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines until March 31, 2018. Hudbay’s Constancia mine is expected to meet the completion test, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. And lastly, as a reminder, Silver Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its guidance.

SALOBO ACQUISITION PRESENTATION
A presentation on the highlights of the acquisition has been posted on the Company’s home page at www.silverwheaton.com.

Q2 2016 CONFERENCE CALL

Silver Wheaton will discuss the transaction in more detail in its 2016 second quarter results conference call to be held on Thursday, August 11, 2016, starting at 11:00 am (Eastern Time). To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	45537734
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 18, 2016 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	45537734
Archived audio webcast:	www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest pure precious metals streaming company in the world. The Company has streams on some of the largest and lowest cost mines in the world. Silver Wheaton’s production and growth are founded on cornerstone assets including the Salobo mine in Brazil, the Peñasquito and San Dimas mines in Mexico, and the Antamina mine in Peru. Based upon its current agreements, forecast 2016 estimated annual attributable production is approximately 32 million ounces of silver and 305,000 ounces of gold. Silver Wheaton’s estimated average annual attributable production over the next five years is anticipated to be approximately 31 million ounces of silver and 330,000 ounces of gold per year.

Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical disclosure in this news release including information on mineral reserves and mineral resources.

End Notes
______________________________________

[1]	The amendment to the 10,000,000 Silver Wheaton common share purchase warrants is subject to the approval of the Toronto Stock Exchange.
[2]

Silver Wheaton has previously filed a technical report for the Salobo mine dated effective December 31, 2015, which is available on SEDAR at www.sedar.com. For further details on Silver Wheaton’s attributable Salobo mineral reserves and mineral resources, see the tables appended to this news release.

3

London Bullion Market Association (LBMA) gold prices are the average of the daily LBMA AM and PM gold benchmark prices in the first half of 2016. The LBMA silver price is the daily average of the LBMA silver benchmark prices in the first half of 2016.

Silver Wheaton’s Estimated Attributable Reserves and Resources are as follows:

Proven & Probable Reserves Attributable to Silver Wheaton (1,2,3,8,22)
As of December 31,	Proven			Probable		Proven & Probable
2015 unless	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
otherwise noted (6)	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery(7)
SILVER
Peñasquito (25%) (10)
Mill	99.6	32.6	104.5	47.1	24.5	37.2	146.7	30.0	141.6	75-80%
Heap Leach	4.1	22.7	3.0	1.4	19.9	0.9	5.4	22.0	3.9	22-28%
San Dimas (10, 11)	1.5	325.8	15.2	3.8	330.0	40.0	5.2	328.8	55.2	94%
Antamina (33.75%) (12,13)	64.5	11.0	22.7	137.4	10.5	46.2	201.8	10.6	68.9	71%
Pascua-Lama (25%)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Veladero (12)	3.7	12.8	1.5	66.1	12.8	27.3	69.8	12.8	28.8	8%
Lagunas Norte (12)	7.0	4.1	0.9	25.2	4.1	3.3	32.2	4.1	4.2	34%
Constancia	500.0	3.0	47.8	114.0	2.9	10.8	614.0	3.0	58.6	71%
Zinkgruvan
Zinc	8.1	80.0	20.7	3.7	51.0	6.0	11.7	70.9	26.7	87%
Copper	3.5	35.0	3.9	-	-	-	3.5	35.0	3.9	65%
Neves-Corvo
Copper	6.3	39.0	7.9	19.7	36.0	22.8	25.9	36.7	30.6	35%
Zinc	11.5	71.5	26.4	13.9	62.0	27.6	25.3	66.3	54.0	20%
Yauliyacu (14)	0.7	136.6	3.1	3.2	137.9	14.1	3.9	137.6	17.1	85%
777 (15)	3.3	26.7	2.8	3.0	27.8	2.7	6.3	27.2	5.5	50%
Stratoni	0.4	172.0	2.4	0.2	184.0	1.3	0.7	176.2	3.7	84%
Cozamin (12)	-	-	-	1.6	42.1	2.2	1.6	42.1	2.2	72%
Minto	1.7	8.3	0.5	3.8	5.2	0.6	5.5	6.1	1.1	78%
Los Filos	20.0	7.1	4.6	20.5	9.1	6.0	40.5	8.1	10.5	5%
Rosemont (16)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Metates Royalty (17)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
TOTAL SILVER			325.0			448.3			773.3
GOLD
Salobo (75%) (18)	490.8	0.38	6.03	376.7	0.31	3.72	867.6	0.35	9.75	66%
Sudbury (70%) (12)	-	-	-	47.4	0.43	0.66	47.4	0.43	0.66	72%
Constancia (50%)	250.0	0.05	0.40	57.0	0.07	0.14	307.0	0.05	0.54	61%
777 (12,15)	2.0	1.80	0.12	1.8	1.80	0.11	3.9	1.80	0.22	55%
Minto	1.7	1.19	0.06	3.8	0.64	0.08	5.5	0.81	0.14	74%
Toroparu (10%) (19)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (17)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
TOTAL GOLD			6.80			5.19			11.99

Measured & Indicated Resources Attributable to Silver Wheaton (1,2,3,4,5,9,22)

As of December 31,	Measured			Indicated		Measured & Indicated
2015 unless otherwise	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
noted (6)	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER
Peñasquito (25%) (10)
Mill	23.6	30.5	23.2	37.7	24.6	29.9	61.3	26.9	53.0
Heap Leach	3.1	25.5	2.6	8.7	17.0	4.8	11.9	19.3	7.4
San Dimas (10, 11)	0.3	189.1	2.0	0.9	189.1	5.2	1.2	189.1	7.2
Antamina (33.75%) (12,13)	21.9	9.5	6.7	146.5	11.1	52.3	168.4	10.9	59.1
Pascua-Lama (25%)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	1.5	62.1	3.0	5.1	95.0	15.7	6.7	87.5	18.8
Copper	1.6	22.8	1.2	0.6	49.0	0.9	2.2	29.8	2.1
Neves-Corvo
Copper	8.2	51.4	13.6	36.3	48.7	56.9	44.5	49.2	70.5
Zinc	11.2	53.1	19.0	71.4	55.5	127.4	82.5	55.2	146.4
Yauliyacu (14)	1.3	162.2	6.7	7.0	199.3	44.6	8.2	193.5	51.3
777 (15)	-	-	-	0.7	26.3	0.6	0.7	26.3	0.6
Stratoni	0.3	193.5	1.7	0.2	203.8	1.4	0.5	198.0	3.1
Minto	6.4	3.0	0.6	33.1	3.2	3.4	39.6	3.1	4.0
Los Filos	81.6	6.7	17.6	276.3	7.9	70.0	357.9	7.6	87.6
Rosemont (16)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Aljustrel (20)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (20)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
TOTAL SILVER			113.9			561.0			674.9
GOLD
Salobo (75%) (18)	33.1	0.48	0.51	138.8	0.37	1.65	171.8	0.39	2.16
Sudbury (70%) (12)	-	-	-	16.2	0.22	0.12	16.2	0.22	0.12
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
777 (12,15)	-	-	-	0.4	1.83	0.02	0.4	1.83	0.02
Minto	6.4	0.34	0.07	33.1	0.34	0.37	39.6	0.34	0.44
Cotabambas (25%) (21)	-	-	-	29.3	0.23	0.21	29.3	0.23	0.21
Toroparu (10%) (19)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
TOTAL GOLD			0.67			2.76			3.42

Inferred Resources Attributable to Silver Wheaton (1,2,3,4,5,9,22)

	Inferred
As of December 31, 2015 unless otherwise noted (6)	Tonnage	Grade	Contained
	Mt	g/t	Moz
SILVER
Peñasquito (25%) (10)
Mill	4.9	20.6	3.2
Heap Leach	0.1	15.5	0.1
San Dimas (10, 11)	7.0	330.0	74.0
Antamina (33.75) (12,13)	351.1	11.1	125.3
Pascua-Lama (25%)	4.9	20.1	3.2
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	7.3	83.0	19.4
Copper	0.2	39.0	0.2
Neves-Corvo
Copper	13.4	37.0	15.9
Zinc	12.6	55.0	22.3
Yauliyacu (14)	13.5	177.6	76.9
777 (15)	0.7	32.6	0.7
Stratoni	0.5	169.0	2.7
Minto	25.3	2.5	2.1
Los Filos	141.0	9.2	41.6
Rosemont (16)	104.5	3.3	11.1
Aljustrel (20)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	363.4	3.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (21)	605.3	2.3	45.4
Toroparu (50%) (19)	64.8	0.1	0.2
Metates Royalty (17)	1.0	9.7	0.3
TOTAL SILVER			474.0
GOLD
Salobo (75%) (18)	111.5	0.31	1.11
Sudbury (70%) (12)	12.0	0.52	0.20
Constancia (50%)	100.0	0.03	0.10
777 (12,15)	0.3	1.76	0.02
Minto	25.3	0.25	0.20
Cotabambas (25%) (21)	151.3	0.17	0.84
Toroparu (10%) (19)	13.0	0.74	0.31
Metates Royalty (17)	1.0	0.38	0.01
TOTAL GOLD			2.80

Notes on Reserves & Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.

Salobo mine –Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo Report, employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler).

b.

All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2015 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.
b.	Mineral Resources for the Constancia mine (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.
c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2015.
d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
e.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
f.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

g.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
h.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
i.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
j.	Mineral Resources for Metates royalty are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
b.	Constancia mine - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $13.50 per pound molybdenum.
c.	Cozamin mine - $42.00 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
d.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $15.00 per ounce silver.
e.	Los Filos mine - $1,100 per ounce gold and $16.50 per ounce silver.

f.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.
i.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
j.	Peñasquito mine - $1,100 per ounce gold, $16.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
k.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
m.	San Dimas mine – 2.50 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
o.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Yauliyacu mine - $17.20 per ounce silver, $2.83 per pound copper, $0.91 per pound lead and $1.02 per pound zinc.
r.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
s.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
b.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
c.	Constancia mine – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:

i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
v.	Elsa Tailings project – 50 grams per tonne silver cut-off.

f.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
g.	Los Filos mine - $1,300 per ounce gold and $19.00 per ounce silver.
h.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
i.	Minto mine – 0.5% copper cut-off.
j.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
k.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.
l.	Peñasquito mine - $1,300 per ounce gold, $19.00 per ounce silver, $1.00 per pound lead and zinc.
m.	Salobo mine – 0.286% copper equivalent cut-off assuming $1,500 per ounce gold $3.67 per pound copper.
n.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
o.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.

p.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
q.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
s.	Yauliyacu mine – $17.20 per ounce silver, $2.83 per pound copper and $0.91 per pound lead and $1.02 per pound zinc.
t.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
u.	777 mine – $1,190 per ounce gold, $16.50 per ounce silver, $2.75 per pound copper and $1.16 per pound zinc.

10.	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information form filed on March 29, 2016; and
b.	San Dimas - Primero annual information form filed on March 30, 2016.

The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito mine and San Dimas mine in this document.

11.

The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.

12.

The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

13.

The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

14.

On November 30, 2015, the Company amended its silver purchase agreement with Glencore in respect to the Yauliyacu mine. The term of the agreement which was set to expire in 2026, was extended to life of mine. Additionally, effective January 1, 2016, Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

15.

The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

16.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
17.

Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp’s (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

18.	The Company has filed an updated technical report for the Salobo mine prepared by Amec Foster Wheeler on www.sedar.com.
19.

The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
21.

Under the terms of the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

22.

Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the payment by SWC of US$800 cash consideration to a wholly owned subsidiary of Vale and the satisfaction of each party’s obligations in accordance with the terms of the Salobo amended gold purchase agreement;
•	the amendment to the Silver Wheaton common share purchase warrants to reduce the strike price from US$65 to US$43.75;
•	the anticipated receipt by SWC of gold production from the Salobo mine;
•	projected increases and changes to Silver Wheaton’s production and cash flow profile;
•	the expansion and exploration potential at the Salobo mine;
•	projected changes to Silver Wheaton’s production mix;
•	anticipated increases in total throughput at the Salobo mine;
•	the effect of the SAT legal claim on Primero’s business, financial condition, results of operations and cash flows for 2010-2014 and 2015- 2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company’s business structure;
•

the Company’s position relating to any dispute with the CRA and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005- 2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks related to the satisfaction of each party’s obligations in accordance with the terms of the Salobo amended gold purchase agreement;
•	fluctuations in the price of commodities;
•

risks related to the Mining Operations (as defined in Silver Wheaton’s Annual Information Form) from which Silver Wheaton purchases silver or gold and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•

the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•

differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company’s business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company’s tax filings is successful and the potential negative impact to the Company’s previous and future tax filings;
•	the Company’s business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;
•	litigation risk associated with a challenge to the Company’s tax filings;
•	credit and liquidity risks;

•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton’s acquisition strategy;
•	equity price risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•

risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2015 and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the year ended December 31, 2015 and any subsequent periods, all available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F filed on March 30, 2016 and Form 6-K filed May 9, 2016, both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment by SWC of US$800 million to a wholly owned subsidiary of Vale and the satisfaction of each party’s obligations in accordance with the terms of the Salobo amended gold purchase agreement;
•	the receipt of all necessary approvals for the amendment to the Silver Wheaton common share purchase warrants to reduce the strike price from US$65 to US$43.75;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton’s ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•

any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;

•	the estimate of the carrying value of Silver Wheaton’s precious metal purchase agreements; and
•	other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com